January 22, 2018

RE: Get cash now from your GTJ REIT investment.

Dear Investor,

Good news!  Now you can sell your GTJ REIT, Inc. investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $6.50 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for GTJ REIT to decide if or when you get your money back. But this offer expires on March 2, 2018, so you must act soon.

Why take advantage of this opportunity today?
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Guarantee your cash now. GTJ REIT has an infinite life, and it has said it has no plans to list its shares. Sell today and ensure you get your money out from this security. The Company now has a share redemption program, but in its very first period (payment in December) it was oversubscribed so shares were purchased pro-rata (at 90% of estimated value). Redemptions will not be made again until June 2018 and there can be no assurance that you will be able to redeem all of your shares at that time.

•	Low distributions. GTJ REIT's quarterly dividend is $0.10 per share, which equates to an annualized rate of just 2.9% on the Company's estimated net asset value of $13.94 as of December 31, 2016.
•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
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Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like GTJ REIT can be very difficult to sell. It can take weeks or months to find an interested buyer and GTJ REIT may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after GTJ REIT confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
President

P.S. Remember, this offer expires March 2, 2018 (unless extended). So don't delay. Fill out and mail in the GTJ REIT Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.